EXHIBIT 12.1
Ashford Hospitality Trust, Inc.
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months	Twelve Months	Twelve Months	August 29, 2003
	Ended	Ended	Ended	to
	March 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003

Earnings:
Income before minority interest (pre-tax)	6,234,314	2,939,697	2,375,091	(1,843,084)
Interest expense	11,432,454	34,448,330	9,217,377	374,223
Interest component of operating leases	33,624	112,028	7,998	42,837
Amortization of deferred financing costs	513,776	3,955,767	1,883,841

Total earnings	18,214,168	41,455,822	13,484,307	(1,426,024)

Fixed Charges:
Interest expense	11,432,454	34,448,330	9,217,377	374,223
Interest component of operating leases	33,624	112,028	7,998
Amortization of deferred financing costs	513,776	3,955,767	1,883,841	42,837

Total fixed charges	11,979,854	38,516,125	11,109,216	417,060

Preferred dividends	2,718,693	9,302,225	1,355,250	—

TOTAL fixed charges and preferred dividends	14,698,547	47,818,350	12,464,466	417,060

Net income before fixed charges	18,214,168	41,455,822	13,484,307	(1,426,024)
Divided by fixed charges	11,979,854	38,516,125	11,109,216	417,060

Ratio of earnings to fixed charges	1.52	1.08	1.21

Net income before fixed charges	18,214,168	41,455,822	13,484,307
Divided by total fixed charges and preferred dividends	14,698,547	47,818,350	12,464,466

Ratio of earnings to fixed charges and preferred dividends	1.24		1.08

Amount of Coverage Deficiency		(6,362,528)		(1,843,084)